UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
723 254

DIVISION OF
CORPORATION FINANCE

04040772

August 13, 2004

Gary P. Kreider
Keating, Muething & Klekamp PLL
1400 Provident Tower
One East Fourth Street
Cincinnati, OH 45202

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/13/2004

Re: Cintas Corporation

Dear Mr. Kreider:

This is in regard to your letter dated August 5, 2004 concerning the shareholder proposal submitted by the Trowel Trades S&P 500 Index Fund for inclusion in Cintas' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Cintas therefore withdraws its June 14, 2004 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

Enclosures

cc: Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association,
Trustee of the Fund
Trowel Trades S&P 500 Index Fund
P.O. Box 75000
Detroit, MI 48275

KMK | Keating, Muething & Klekamp PLL
ATTORNEYS AT LAW

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

June 14, 2004

Via EDGAR and Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cintas Corporation -- Shareholder Proposal Submitted by the Trowel Trades S&P 500 Index Fund

Dear Ladies and Gentlemen:

We are writing as counsel to Cintas Corporation to inform you that Cintas intends to omit a shareholder proposal from its proxy statement and form of proxy for Cintas' 2004 Annual Shareholders' Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The proposal and a April 28, 2004 letter from the Trowell Trades S&P 500 Index Fund accompanying the proposal are attached as Exhibit A. We request confirmation that the Staff of the Division of Corporation Finance will not recommend enforcement action if Cintas omits the proposal from its proxy materials for the 2004 Annual Meeting for the reasons set forth below.

The 2004 Annual Shareholders' Meeting is scheduled to be held on October 19, 2004 and Cintas intends to file its definitive proxy materials with the Commission on or about August 30, 2004 and to commence mailing of those materials to shareholders on the same date.

The proposal requests that the Board of Directors and its Audit Committee adopt a policy that the selection of Cintas' independent auditor be submitted to Cintas' shareholders for their ratification at Cintas' annual meeting.

We believe that the proposal may be omitted from Cintas' proxy materials pursuant to Rule 14a-8(i)(7). Additionally, as a result of oral communications with a representative of the Fund, we understood that the Fund would withdraw its proposal in consideration of Cintas' agreement to submit the ratification of its independent auditors to its shareholders for the 2004 Annual Shareholders' Meeting. See our letter to the Fund of June 8, 2004 attached as Exhibit B. However, because we have not received written confirmation of the Fund's withdrawal of such proposal, we hereby respectfully request that the Staff confirm that it will not recommend any enforcement action against Cintas based on the omission of the Fund's proposal for Cintas' 2004 proxy materials. If the Fund withdraws its proposal, we will withdraw this request.

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded if it deals with a matter relating to the company's ordinary business operations. The proposal, if implemented, would require adoption of a policy that Cintas' shareholders ratify Cintas' independent auditors. As recently as this year, the Staff has allowed the exclusion of identical proposals in each of the Xcel Energy Inc. (January 28, 2004) and Cousins Propertys Incorporated (February 17, 2004) letters. Additionally, the Staff has previously affirmed that shareholder proposals relating to the manner in which independent auditors are chosen may be excluded as relating to matters reserved for management. See, e.g., USG Corporation (available March 5, 2003) (excluding proposal calling for an annual poll of shareholders regarding auditor's reputation); Fleetwood Enterprises, Inc. (available April 24, 2002) (excluding proposal requesting that the auditors be selected annually by shareholder vote); SONICblue Incorporated (available March 23, 2001) (excluding proposal requesting that the auditors be selected annually by shareholder vote); Excalibur Technologies Corporation (available May 4, 1998) (excluding proposal requesting that appointment of auditors be subject to approval by shareholders); Occidental Petroleum Corporation (available December 11, 1997) (excluding proposal calling for disclosure concerning independent auditors malpractice insurance and other financial information); Transamerica Corporation (available March 8, 1996) (excluding proposal to change auditing firm every four years). In each of these cases, the Staff permitted the exclusion of the proposals under Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business operations (the method of and selection of the company's independent auditors).

In addition, we believe the proposal may be omitted pursuant to Rule 14a-8(i)(10) since Cintas has already implemented the proposal as evidenced by Exhibit B.

Accordingly, based on the foregoing and in view of the consistent position of the Staff on prior proposals relating to identical issues, we believe that Cintas may properly omit the proposal under Rule 14a-8(i)(7) and may also omit it under Rule 14a-8(i)(10). We request that the Staff indicate that it will not recommend enforcement action to the Commission if Cintas omits the proposal.

Enclosed are six copies of this letter. A copy of these materials is being sent to the proponent, the Trowel Trades S&P Index Fund, as notice of Cintas' intention to omit the proposal from its proxy materials for its 2004 Annual Shareholders' Meeting.

Yours truly,

KEATING, MUETHING & KLEKAMP, P.L.L.

By: [signature]
Gary P. Kreider

GPK:slh

Attachment:
Exhibit A

cc: Ms. Cheryl Derezinski

1301253.1

EXHIBIT A

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

April 28, 2004

Via Facsimile Transmission and Next Day Air
(513) 754-3642

Mr. Thomas E. Frooman
Vice President and Secretary-General Counsel
Cintas Corporation
Cintas Headquarters
6800 Cintas Boulevard
Cincinnati, Ohio 45262

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Frooman:

In our capacity as Trustee of the Trowel Trades S&P 500 Index Fund (the "Fund"), I write to give notice that pursuant to the 2003 proxy statement of Cintas Corp. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2004 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Please direct all questions or correspondence regarding the Proposal to my attention. I can be reached at (313) 222-9895.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

Auditor Ratification Proposal

Resolved: That the shareholders of Cintas (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's independent auditor has an important duty to the investing public. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 – Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others....
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, Release No. 33-8183, May 6, 2003. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issues and that, as required by Congress, are audited by independent auditors....
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management...

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting auditor independence through the expanded role of the audit committee. However, we believe that shareholders also have a critically important role to play in protecting auditor independence. While many companies present a management-sponsored proposal seeking shareholder ratification of the auditors, our Company does not.

Sarbanes-Oxley provides for detailed disclosure of the audit and non-audit fees paid to auditors. By requesting that shareholders vote to ratify our Company's independent auditor this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The proposal does not infringe on the Audit Committee's ability to select our Company's auditor. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Audit Committee adopt a policy concerning auditor ratification. If a majority of shareholders do not ratify the Audit Committee's selection, we would hope – but the proposal does not mandate – that the policy would provide for the Audit Committee to take the shareholders' views into consideration and reconsider its choice of auditors. We urge your support for restoring this important right.

KMK | Keating, Muething & Klekamp PLL
ATTORNEYS AT LAW

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

EXHIBIT B

June 8, 2004

Via Facsimile (202-772-3800)

Mr. John McIntyre (202-383-3263)
Trowel Trades S&P 500 Index Fund

Dear Mr. McIntyre:

I am writing to confirm our telephone conversation of Monday.

We represent Cintas Corporation. Cintas has authorized me to inform you that the Board of Directors has determined to submit the selection of Cintas' independent auditors to the shareholders for their ratification at the Company's Annual Meeting, commencing with the meeting of October 2004.

I understand that the Trowel Trades S&P 500 Index Fund, which proposed a shareholder's resolution to that effect on April 28, 2004, will now withdraw that resolution.

Please confirm.

Yours truly,

KEATING, MUETHING & KLEKAMP, P.L.L.

By: Gary P. Kreider
Gary P. Kreider

GPK:slh

cc: Mark Paulus - fax – 313-222-7116

1297872.1

THE MARCO CONSULTING GROUP

RECEIVED
2004 JUL 19 PM 3:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

July 16, 2004

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Cintas Corporation Request For A No-Action Letter on Shareholder Proposal Submitted by the Trowel Trades S&P 500 Index Fund

Dear Ladies and Gentlemen:

On behalf of the Trowel Trades S&P 500 Index Fund (the "Proponent"), we are responding to the June 14, 2004 letter from a law firm representing Cintas Corporation seeking a no-action letter from the Commission if Cintas excludes the Proponent's shareholder proposal from Cintas' 2004 proxy materials. Six copies of this letter are enclosed.

The proposal requests that the Board of Directors and its Audit Committee **adopt a policy** that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

The June 14, 2004 letter raises two arguments: (1) the matter relates to Company's ordinary business operations; and (2) the Company has already implemented the proposal as evidenced by a June 8, 2004 letter from Cintas' law firm that is attached as Exhibit B to the letter.

Ordinary Business. Much of the authority on ordinary business cited in the Cintas no-action letter pertains to proposals filed before the Commission required disclosure in early 2001 of the various fees paid to auditors and the wave of audit scandals that begin with Enron in late 2001. We respectfully submit that those two events clearly elevated shareholder ratification of auditors out of the realm of ordinary business. We also note that in 2004, shareholder proposals seeking shareholder ratification of auditors appeared on the proxy ballots at Cooper Tire & Rubber, Pulte Homes, Swift Transportation and Zimmer Holdings. According to the IRRC 4/27/2004 report on the Zimmer Holdings meeting (p. 5): "In 2003, approximately 60% of S&P 1,500 companies requested shareholder ratification of their auditors." A copy of the IRRC report is attached hereto as Exhibit A.

EAST COAST OFFICE MIDWEST OFFICE WEST COAST OFFICE
550 West Washington Blvd. • Ninth Floor • Chicago, IL 60661 • (312) 575-9000 ph. • (312) 575-9840 fax

Proposal Implementation. The June 8, 2004 letter from Cintas' law firm that is attached as Exhibit B to its no-action letter request states that: "...the Board of Directors has determined to submit the selection of Cintas' independent auditors to the shareholders for their ratification at the Company's Annual Meeting, commencing with the meeting of October, 2004."

On June 14, 2004, the Proponent sent a letter to Cintas' law firm noting that its proposal requests that the Board of Directors and its Audit Committee adopt a **policy** for shareholder ratification and requesting that if such a **policy** has been adopted, that a copy be sent to the Proponent for its review. The Proponent's letter states that it will be pleased to withdraw its proposal if it finds the **policy** acceptable. A copy of Proponent's June 14, 2004 letter is attached hereto as Exhibit B.

On June 16, 2004, Cintas' law firm sent the Proponent a letter stating that Cintas has adopted a **policy**, but does not include a copy of it. A copy of the June 16, 2004 letter from Cintas' law firm is attached hereto as Exhibit C.

On June 22, 2004, the Proponent sent a letter to Cintas' law firm requesting formal documentation memorializing the **policy**—e.g., a resolution or a motion made at a board meeting and minutes reflecting its adoption. A copy of the Proponent's June 22, 2004 letter is attached hereto as Exhibit D.

To date, Proponent has not received any response to its June 22, 2004 letter. Thus there is still no documentation evidencing that Cintas has adopted a **policy** that the selection of the Company's independent auditors be submitted to the Company's shareholders for their ratification at the annual meeting. If there is no such **policy**, the Company has not implemented Proponent's proposal and there would be nothing to prevent it from deciding in future years to not submit the selection of the Company's auditors to shareholders for ratification.

For the foregoing reasons, Proponent requests that Cintas be denied the relief it has sought in its June 14, 2004 request for a no-action letter.

Please contact the undersigned with any questions at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
Enclosures
cc: Gary P. Kreider
Cheryl A. Derezinski

Investor Responsibility Research Center
1350 Connecticut Avenue
Washington, DC 20036
(202) 833-0700

Zimmer Holdings

ANNUAL MEETING

Meeting date: 5/10/2004
Record date: 3/15/2004

IRRC CONTACT: Annick Dunning

COMPANY INFORMATION

Exchange:	NYSE
Cusip:	98956P102
Country of Incorporation:	United States
Market Capitalization:	$14,908.64 million
Sedol:	2783815
Ticker:	ZMH
Web Site:	www.zimmer.com

MEETING AGENDA

Number	*Proposal (SP- Indicates shareholder proposal)*	*Management Recommendation*
1.	Elect Directors	FOR
2.	SP-Redeem or Vote on Poison Pill	AGAINST
3.	SP-Shareholder Approval of Auditors	AGAINST

Cumulative voting is available in the election of directors: no

EXECUTIVE SUMMARY

The company is facing a shareholder proposal submitted by the Rossi family requesting that the company not adopt, maintain or extend a poison pill unless the plan is approved by shareholders. In addition, the Sheet Metal Workers submitted a shareholder proposal asking that the board and the audit committee adopt a policy to seek shareholder approval for the selection of the company's auditor at each annual meeting.

EQUITY AND VOTING STRUCTURE

Stock Name	Number of outstanding	Number of votes
Common Stock	243,750,677	1
	Total Common Equity	243,750,677
	Total Voting Power	243,750,677

Ownership Structure

Exhibit A

Director and Officer Total Voting Power: less than 1%

Significant Shareholders

Name of Shareholder	% of Class	% of Votes
FMR	7.6	7.6

CORPORATE GOVERNANCE PROFILE

BOARD PROFILE	
Board Independence	80.0%
Key committees independence:	
Audit	100.0%
Compensation	100.0%
Nominating	100.0%
Corporate governance committee	Yes
Separate chair/CEO	No
Independent chair	No
Lead Director	No

Equilar CEO PAY PROFILE (last reported FY)	
CEO J. Raymond Elliott	
Salary*	$668,269
Bonus*	$1,040,656
Stock options (# of shares)*	279,000
Value of stock option grant*	$3,676,290
Value of restricted stock awards*	$0
LTIP*	$0
Total Pay (above values + other annual pay)*	$5,385,215
Prior FY peer group median pay	$8,401,046

*Data provided by Equilar, Inc.; option value is generally based on 1/3 of face value for this report.

DILUTION COMPARISON	
Zimmer Holdings	14.3%
Peer group median	17.5%
Peer group weighted average	17.0%
Peer group 75th percentile	19.2%
1-year run-rate	1.0%
3-year average run-rate	0.9%

ANTI-TAKEOVER FEATURES	
Poison pill	Yes
Classified board	Yes
State of incorporation	Delaware
Golden parachutes	Yes

AUDIT FEES	
Auditor	PricewaterhouseCoopers
Audit Fees	$2,687,000
Audit Related Fees	$1,888,000
Tax Fees	$310,000
All other fees	$990,000
% non-audit	22.1%

VOTING ITEMS

Proposal No. 1: Elect Directors

To elect the following nominees:

1.1: Larry C. Glasscock

IRRC Director Type:	Independent		
Exchange Director Type:	Independent		
Committee Membership:	Audit chairman, Compensation/Remuneration, Nominating		
Other Boards:	Anthem		
Age:	55	**Tenure (yrs):**	3
Attend <75% of meetings:	No	**Years in Term:**	3
# of shares held:	56,363	**# of disclosable options:**	53,737

1.2: John L. McGoldrick

IRRC Director Type:	Independent		
Exchange Director Type:	Independent		
Committee Membership:	Compensation/Remuneration chairman, Nominating		
Other Boards:	None Known		
Age:	62	**Tenure (yrs):**	3
Attend <75% of meetings:	No	**Years in Term:**	3
# of shares held:	63,918	**# of disclosable options:**	50,000

Board Summary

Number of directors	5
Number of employee directors	1
Number of affiliated directors	0
Number of independent directors	4
Number of women on board	1
Number of minorities on board	0
Average age	59
Average tenure	3

Director & Committee Profile

Director IRRC Classification	Audit Committee	Compensation Committee	Nominating Committee	Attend <75% of meetings
Employee directors				
J. Raymond Elliot (Chairman, CEO, President)				
Independent directors				
Larry C. Glasscock	Chair	X	X	
Regina E. Herzlinger	X	X	Chair	
John L. McGoldrick		Chair	X	
Augustus A. White III	X	X	X	

Proposal No. 2: SP-Redeem or Vote on Poison Pill

Proponent: Rossi Family

Vote Requirement: Majority of votes cast (abstentions count against; broker non-votes not counted)

Proposal

To request that the board not adopt, maintain or extend a poison pill unless the plan is approved by shareholders.

The poison pill contains the following provisions: - Stock ownership triggering event is 20 percent - Flip-in provision that allows rights holders to buy company stock at a discount - Flip-over provision that allows rights holders to buy stock in the acquiring company at a discount - Exchange option that allows the board to issue one share of common stock for each right after the trigger point has been passed

Arguments For

Poison pill critics say the plans harm shareholder value and entrench management by deterring stock acquisition offers that are not favored by the board of directors. Instead of fostering negotiations, poison pill plans effectively discourage or thwart offers before they are ever made. This results in management entrenchment to the detriment of shareholders.

Pill plans may also depress stock price and promote poor corporate performance. Several studies and other analyses point to a drop in share value at the time of the adoption of a rights plan.

Shareholders, not the directors, critics say, are best qualified to determine when and for what price they will sell their shares.

Arguments Against

Poison pill proponents say a shareholder rights plan is designed to protect the interests of the company and all of its shareholders. It enables the board to respond in an orderly and considered manner to unsolicited bids. It provides the board with sufficient time to carefully evaluate the fairness of an unsolicited offer and the credibility of the bidder and enables it to represent the interests of all stockholders more effectively.

Supporters say that rights plans protect shareholders from both unfair and abusive offers and enable the board to negotiate for a better deal and explore alternative strategies for maximizing stockholder value. A rights plan provides incentives for a potential acquirer to negotiate in good faith with the board, which is best qualified to negotiate for all shareholders. Such negotiations are likely to maximize value for shareholders by soliciting the highest possible price from the bidder.

Some studies have found that companies with rights plans received premiums that were on average higher in takeover contests than those premiums received by companies without pills.

The company argues that a decision to redeem its poison pill should only be made in the context of a specific acquisition proposal.

Shareholder Rights

Charter provisions, bylaw provisions, and governance policies	
Advance notice for shareholder action	Yes
Antigreenmail	No
Classified board	Yes
Confidential voting	No
Cumulative voting	No
Fair price	No
Supermajority vote to approve merger	No
Company limited right to call special meeting	Yes
Company limited right to act by written consent	Yes

Capital Structure	
Blank check preferred stock	Yes
Poison pill	Yes
Dual class common stock or unequal voting rights	No

State takeover law	
Jurisdiction:	Delaware
Antitakeover provisions:	Freeze out (3 years)

Analysis

The company adopted its pill in 2001. The company amended its pill in 2002 to raise the level of share ownership that triggers the pill to 20% from the prior level of 15%.

The proponent, Victor Rossi, adds that if adopted, any change to the policy regarding shareholder approval of adopting or maintaining a pill also should be approved by shareholders.

A similar proposal was submitted to the company by a Rossi family member in 2003 and was approved with 70% of votes cast voting for the proposal. In response to shareholder concern, the company says its board reviewed the effects of its poison pill and its other takeover provisions. It determined that the rights plan continues to be in the best interests of the company and its shareholders.

In 2003, IRRC tracked 84 poison pill shareholder proposals that came to a vote, with an average of 60 percent votes cast in favor, down from 60.2 percent in 2002, but up from 57 percent in 2001. Sixty-three of the 84 proposals (75 percent) received majority votes. IRRC is currently tracking about 95 poison pill shareholder proposals for 2004; about one fourth of these have been withdrawn or omitted at the SEC. Approximately 55 percent of the nearly 2,000 companies in IRRC's core research universe have adopted shareholder rights plans.

The combination of the company's classified board and poison pill serves as a formidable defense against hostile takeover overtures. In order to repeal the company's poison pill and push through a hostile deal, a dissident group would be required to win virtually all board seats up for election at two consecutive annual meetings. This is a process few groups are willing to undertake due to the time and expense of completing such a maneuver.

Proposal No. 3: SP-Shareholder Approval of Auditors

Proponent: Sheet Metal Workers
Vote Requirement: Majority of votes cast (abstentions count against; broker non-votes not counted)

Proposal

To request that the board and its audit committee adopt a policy to seek shareholder approval for the selection of the company's outside auditors at each annual meeting.

Arguments For

Supporters of these proposals say that the annual ratification of auditors by shareholders functions as a necessary check on the board. It ensures objectivity and competence on the part of auditors and prevents management from misleading investors about the company's financial condition.

The proponent says that while the Sarbanes-Oxley Act protects auditor independence through the expanded role of the audit committee, shareholders also have an important role in this process. Allowing shareholders to ratify the company's independent auditors will provide them with a means of communicating to the board whether they are satisfied that the auditor is sufficiently independent of management.

Arguments Against

Opponents say the company's board can best choose among the available auditors and that shareholders should defer to the board in this matter.

The Sarbanes-Oxley Act and the New York Stock Exchange listing standards provide that audit committees have direct responsibility for appointing, retaining and overseeing independent auditors. The board says that its audit committee is in the best position to select the company's independent auditors as it is most familiar with the company's needs.

Analysis

In 2003, approximately 60 percent of S&P 1,500 companies requested shareholder ratification of their auditors. These proposals generally are advisory, and are not binding on the company if not approved by shareholders. Shareholder concern regarding companies that do not put their auditors to a vote has increased over the last year. So far for 2004, more than 75 proposals have been submitted requesting that companies allow for a shareholder vote on the selection of their auditors. These shareholder proposals have been submitted primarily by the labor union pension funds. More than half of these proposals have been withdrawn because management has agreed to the terms of the proposal.

No shareholder proposals on this issue were submitted to companies in 2003. In 2002, only two companies (Fleetwood Enterprises and Riggs National) received similar proposals. At Riggs' annual 2002 meeting, the board asked shareholders to ratify the company's auditors for the first time. Riggs had received similar proposals, submitted by Evelyn Y. Davis, each year since 1998.

PricewaterhouseCoopers has served as Zimmer Holding's independent auditors since the company was spun-off from Bristol-Myers Squibb in 2001.

Proxy solicitor: Georgeson Shareholder Communications; 800-223-2064
Made available on Electronic IRRC on: 4/27/2004

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

June 14, 2004

Via Facsimile Transmission and Next Day Air
(513) 579-6457

Mr. Gary P. Kreider
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, OH 45202

RE: Cintas Corporation

Dear Mr. Kreider:

The shareholder proposal we submitted requests that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Your letter of June 8, 2004 to Mr. Jake McIntyre does not provide a copy of any such policy nor does it state that the Board and its Audit Committee have adopted such a policy. If the Board and its Audit Committee adopt such a policy, we review it and find it acceptable, then we will be pleased to withdraw our proposal.

Until that happens, we certainly have no objection to you taking whatever steps you feel are necessary to protect your client's interests.

Please call me at (313) 222-9895 with any questions.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

132

Exhibit B

KMK | Koating, Muething & Klekamp PLL
ATTORNEYS AT LAW

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

June 16, 2004

VIA FACSIMILE (313) 222-7116

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association
Trowel Trades S&P 500 Index Fund
Two Mid America Plaza, Suite 616
Oakbrook Terrace, Illinois 60381

Re: Cintas Corporation

Dear Ms. Derezinksi:

I have your letter of June 14. My faxed letter of June 8th may not have been clear.

The Board of Directors of Cintas Corporation, recognizing that the sole authority for the engagement of auditors belongs with the Audit Committee pursuant to federal legislation, has nevertheless adopted a policy in the interest of corporate governance to cause the engagement of the outside auditors by the Audit Committee to be submitted to shareholders for their ratification. The ratification question would be placed in the notice of the meeting, described in the proxy statement and made available for voting through ballot and the normal proxy process. The proxy statement will note that should shareholders not ratify the appointment, the Audit Committee would take that action into consideration in exercising its authority as to the engagement or dismissal of the independent auditors.

I hope this clarifies the matter for you.

Very truly yours,

KEATING, MUETHING & KLEKAMP, P.L.L.

By: [signature]
Gary P. Kreider

GPK:jlg

cc: Thomas E. Frooman, Esq.
F. Mark Reuter, Esq.

1302272.1

Exhibit C

KMK | Keating, Muething & Klekamp PLL
ATTORNEYS AT LAW

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

July 21, 2004

Via EDGAR and Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cintas Corporation -- Shareholder Proposal Submitted by the Trowel Trades S&P 500 Index Fund

Dear Ladies and Gentlemen:

On behalf of Cintas Corporation, we are responding to the letter dated July 16, 2004 from the Marco Consulting Group acting purportedly on behalf of the Trowel Trades S&P 500 Index Fund relating to Cintas' no-action letter request submitted on June 14, 2004.

As stated in its no-action request, Cintas believes the Fund's proposal requesting Cintas' Board of Directors and Audit Committee to adopt a policy that the selection of Cintas' independent auditor be submitted to its shareholders for their ratification at Cintas' annual meeting may be omitted from Cintas' proxy materials:

(a) under Rule 14a-8(i)(7), because the proposal deals with a matter relating to Cintas' ordinary business operations; and

(b) under Rule 14a-8(i)(10), because Cintas has already implemented the proposal.

While not all of the Funds' arguments merit response, this letter responds to certain issues raised by the Fund.

(a) **The Proposal may be omitted under Rule 14a-8(i)(7) because the proposal deals with a matter relating to Cintas' ordinary business operations.**

The Fund's contention that much of "the authority on ordinary business cited in the Cintas no-action letter pertains to proposals filed before the Commission required disclosure in early 2001 of the various fees paid to auditors and the wave of audit scandals that begin with Enron in late 2001" is disingenuous. The Fund clearly fails to address the Staff's recent position in each of the *Xcel Energy Inc.* (January 28, 2004) and *Cousins Property Incorporated* (February 17, 2004) letters in which the Staff allowed the exclusion of proposals identical to the proposal submitted by the Fund. The IRRC report and proxy ballots of other companies cited by the Fund did not involve no-action letters and in no way compromise the Staff's previous consideration of this matter.

(b) **The Proposal may be omitted under Rule 14a-8(i)(10) because Cintas has already implemented the proposal.**

In addition to its disregarding recent dispositive Staff authority, the Fund also mischaracterizes Cintas' implementation of the proposal. Cintas is not only including the ratification of its independent auditors in its 2004 proxy materials as a matter for shareholders to vote upon, but also has represented in to the Fund that it is adopting the policy requested. The Fund's implication that Cintas' bona fide representation relating to its implementation of the policy does not meet its "documentation" requirements, whatever those may be, is puzzling and does not contribute to the process.

Conclusion

The Staff's previous letters and the evidence we submitted clearly demonstrate the substantive grounds on which the proposal should be excluded. We respectfully request the Staff's concurrence that the proposal may be excluded from Cintas' 2004 proxy materials.

Yours truly,

KEATING, MUETHING & KLEKAMP, P.L.L.

By: [signature]
Gary P. Kreider

GPK:slh

cc: Mr. Greg A. Kinczewski
Ms. Cheryl A. Derezinski

1316704.1

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

August 3, 2004

RECEIVED
2004 AUG -5 AM 7:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Via Facsimile Transmission and Next Day Air
(513) 579-6457

Mr. Gary P. Kreider, Esq.
Keating, Muething & Klekamp, P.L.L.
1400 Provident Tower
One East Fourth Street
Cincinnati, OH 45202

RE: Cintas Corporation

Dear Mr. Kreider:

I am writing to acknowledge receipt of your fax of July 29, 2004, which included a copy of the June 1, 2004 resolution of the Cintas Board of Directors, which states that the Company will submit its selection of auditors to shareholders for ratification.

The resolution has been reviewed and found acceptable. Therefore, as stated in my letter of June 16, 2004, The Trowel Trades S&P 500 Index Fund will withdraw its shareholder proposal on that issue.

By copy I am notifying the Securities and Exchange Commission of this decision.

Sincerely,

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association, Trustee of the Fund

cc: Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commisison
450 Fifth Street, NW
Washington, DC 20549

[Stationery of Keating, Muething & Klekamp, P.L.L.]

GARY P. KREIDER
DIRECT DIAL: (513) 579-6411
FACSIMILE: (513) 579-6457
E-MAIL: GKREIDER@KMKLAW.COM

August 5, 2004

Via EDGAR

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Grace Lee

Re: Cintas Corporation No-Action Request Dated June 14, 2004
Trowel Trades S&P 500 Index Fund

Dear Ladies and Gentlemen:

We have been informed by the Trowel Trades representatives that they are withdrawing the proposal which was the subject of our June 14, 2004 No-Action Request. The matter concerned ratification of accountants.

Since the proposal has been withdrawn, I am writing to withdraw the No-Action Request.

Please call if you need anything further.

Yours truly,

KEATING, MUETHING & KLEKAMP, P.L.L.

BY: /s/Gary P. Kreider

Gary P. Kreider

GPK:slh

KMK | Keating, Muething & Klekamp PLL
ATTORNEYS AT LAW

RECIPIENT	COMPANY	FAX NO.	PHONE NO.
Grace Lee	SEC	202 942-9525	

FROM: Gary P. Kreider **PHONE:** (513) 579-6411
DATE: August 11, 2004

Total number of pages including cover: 4.
If there is any problem with this transmission, please call as soon as possible: (513) 579-6411.

- [x] No original documents will follow unless requested.
- [ ] Original documents will follow by courier.
- [ ] Original documents will follow by mail.

MESSAGE:

FOR INTERNAL OFFICE USE ONLY:
Attorney: GPK Client Code: Matter Code:

1400 Provident Tower • One East Fourth Street • Cincinnati, Ohio 45202
TEL 513.579.6400 • FAX 513.579.6457 • [illegible]

Submission Notification

Subject: ACCEPTED FORM TYPE CORRESP (0000892251-04-000758)
Date: 05-Aug-2004 16:47

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY:	CINTAS CORP		
FORM TYPE:	CORRESP	NUMBER OF DOCUMENTS:	1
RECEIVED DATE:	05-Aug-2004 16:47	ACCEPTED DATE:	05-Aug-2004 16:47
TEST FILING:	NO	CONFIRMING COPY:	NO

ACCESSION NUMBER: 0000892251-04-000758

FILE NUMBER(S):
1. None.

THE PASSWORD FOR LOGIN CIK 0000892251 WILL EXPIRE 25-May-2005 16:45.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0000723254
   COMPANY: CINTAS CORP
   FORM TYPE: CORRESP
   FILE NUMBER(S):
   1. None.

-------------------------------- NOTICE ----------------------------------

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KMK
Cintas Corporation - Correspondence
re: Trowel Trades

Rev -() 8/5/2004 18:46:51

troweltradesletter.slf, Seq: 1
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<SUBMISSION-INFORMATION-FILE>

<TYPE> CORRESP </TYP
<FILER>
<FILER-CIK> 0000723254 </FIL
<FILER-CCC> oc3a@yoz </FIL
</FILER>
<SUBMISSION-CONTACT>
<CONTACT-NAME> </CON
<CONTACT-PHONE> </CON
</SUBMISSION-CONTACT>
<NOTIFY-INTERNET> shauenschild@kmklaw.com </NOT
<RETURN-COPY> NO </RET

</SUBMISSION-INFORMATION-FILE>